FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Donner Minerals Ltd.
(Translation of registrant’s name into English)

Suite 1360, 605 Robson Street, Vancouver, BC Canada V6B 5J3
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Donner Minerals Ltd.
                Registrant

Dated: March 8, 2004                                                   By :    /s/Harvey Keats/s/
Title:     President

FORM 53-901.F

SECURITIES ACT

                        MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.        Reporting Issuer

DONNER MINERALS LTD.
1360 – 605 Robson Street
Vancouver, BC V6B 5J3

Item 2.        Date of Material Change

March 8, 2004

Item 3.        Press Release

News release dated March 8, 2004 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4.        Summary of Material Change

The Issuer is pleased to report that drilling on the Stephens Lake Project in Manitoba is underway. Drilling is focused on ten distinct target areas identified through a 6,200 line kilometre deep penetrating GEOTEM airborne electromagnetic and magnetic survey flown in the fall of 2003.

A $1,000,000 program began in mid-February, consisting of horizontal loop electromagnetic and magnetic ground geophysical surveys and 3,000 metres of drilling in 10 to12 diamond drill holes.

Item 5.        Full Description of Material Change

The Issuer is pleased to report that drilling on the Stephens Lake Project in Manitoba is underway. Drilling is focused on ten distinct target areas identified through a 6,200 line kilometre deep penetrating GEOTEM airborne electromagnetic and magnetic survey flown in the fall of 2003.

A $1,000,000 program began in mid-February, consisting of horizontal loop electromagnetic and magnetic ground geophysical surveys and 3,000 metres of drilling in 10 to12 diamond drill holes.

In previous exploration work on the 4,400 square kilometre Stephens Lake Project, both sulphide iron formation and ultramafic rocks have been separately intersected in diamond drilling. Sulphide iron formation and ultramafic rocks are key ingredients in the Thompson Nickel Belt model.

The Stephens Lake Project is a joint exploration effort by Donner and Falconbridge Limited focused on exploring the Circum-Superior boundary, northeast of Thompson, for magmatic nickel, copper and platinum group element deposits. The Circum-Superior is host to the Thompson Nickel Belt and Falconbridge’s Raglan deposits, and is one of the key nickel producing belts in the world.

Donner is earning a 50% interest in the Stephens Lake Project from Falconbridge by spending $5,000,000 over a five year period.

Item 6.        Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.        Omitted Information

N/A.

Item 8.        Senior Officers

HARVEY KEATS
PRESIDENT            Telephone: (604) 683-0564

Item 9.        Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 8 th day of March, 2004.

DONNER MINERALS LTD.

Per:

"Harvey Keats"
Harvey Keats,
President